MCLAUGHLIN & STERN, LLP

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

February 2, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Joel Parker

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Parker:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 13, 2012, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”). References to page numbers in our responses refer to page numbers in the 10K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Financial Statements

Note 8 – Intangible Assets, Net, Page F-14

1.	Your November 9, 2011 response to comment three suggests that you are accounting for the August 15, 2011 amendment retroactively to February 28, 2011. We do not believe it is appropriate to account for the August 15, 2011 amendment prior to its consummation.

The February 28, 2011 agreement indicates that you acquired an entity, LYHK. Please tell us whether the acquisition of LYHK represents a business combination. In your response, please analyze each of the criteria in ASC 805-10-55-4 through 55-9 and show how that analysis supports your conclusion. If the acquisition is a business combination, please:

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•	Analyze for us, with direct citation to the appropriate accounting guidance, whether your obligation to pay contingent consideration should be classified as a liability or equity. See ASC 805-30-25-6.

•	Tell us how you propose to correct your accounting for the period from February 28, 2011 to August 15, 2011 when the first amendment was executed.

•	Provide an analysis of the requirements of Rules 8-04 and 8-05 of Regulation S-X.

Company’s response:

We accounted for the acquisition of patent as an asset based on the following analysis:

Per ASC 805-10-55-4 and 5, for being qualified to be a business as defined by ASC, one needs to have “both” inputs and processes simultaneously in place. As of the date of the acquisition, LYHK had only one input – a patent, and there was no process. Although ASC 805-10-55-6, in case of a new business, allows for having few inputs and processes rather than many inputs and processes as in the case of the established businesses, co-existence of inputs and processes is still required. However, LYHK, had only one input and no process.

ASC 805-10-55-7 states that “an integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business. Those factors include, but are not limited to, four factors, including: (a) Has begun planned principal activities; (b) Has employees, intellectual property, and other inputs and processes that could be applied to those inputs; (c) Is pursuing a plan to produce outputs; and (d) Will be able to obtain access to customers that will purchase the outputs.”

Regardless of which factor may apply (and only the possession of (b) intellectual property would apply), the fundamental pre-condition for this section is the existence of an integrated set of activities and assets in the development stage, but just no outputs, and the wording of “an integrated set of the activities and assets” means the existence of more than one activity or asset. LYHK had only one asset - the intellectual property (patent), and there was no activity at the time of acquisition.

A development stage company has typically begun to develop the intellectual property.  This was not the case for LYHK. Nothing had (or has) been applied to the patent in terms of R&D or effort to sell, market or otherwise develop the patent.  When acquired LYHK was no more of a special purpose vehicle which held the patent and only the patent and no assets have been added to develop or market the patent or any derived products.

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In our December response, we mentioned that the patent is for an herbal extract called PBLG and CYIG plans to sell PBLG as a healthcare product directly in China without additional R&D.   In that case, the patent is not the final product, and PBLG is. In order to sell PBLG, a manufacturing capability or additional marketing resources need to be created and added. However, at the time of the transaction, none of them existed or were being developed.

In summary, there was only one asset and no activities; and an integrated set of the activities and assets did not exist, to qualify to be a business as defined by ASC 805-10-55-4 through 7.

ASC 805-10-55-8 states that “Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.  Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

Again, the pre-condition for this section is the existence of a particular set of assets and activities. As we mentioned above, however, there is only one, not a set of or more than one, asset and there is no activities within LYHK and this was also true at the time of acquisition. .

Per ASC 805-10-55-9, “In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.”  LYHK only had one patent with no goodwill present.

In conclusion, per the analysis above, defining the acquisition of the LYHK as an acquisition of an asset, instead of a business, is more consistent with the definition of business acquisition by ASC. As an acquisition of asset, the rest of the questions are not applicable to this acquisition.

2.	If your acquisition of LYHK on February 28, 2011 does not represent a business combination but instead represents the acquisition of assets or net assets, please analyze for us whether the contingent consideration in the February 28, 2011 agreement represents a derivative that is required to be fair valued through the income statement each reporting period. If the contingent consideration is not a derivative required to be fair valued through the income statement each period, then it appears that a liability for the contingent consideration described in the February 28, 2011 agreement should only be recorded when it is probable that the contingencies will be resolved and the associated liabilities will be paid. Our understanding is that resolution of the contingencies in the February 28, 2011 agreement was not probable prior to the execution of the August 15, 2011 amendment, which we comment on further below. Please tell us if our understanding is correct.

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Company’s response:

Per ASC 815-10-15-83 - Definition of Derivatives, “A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:
1.	One or more underlying.
2.	One or more notional amounts or payment provisions or both.

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:
1.	Its terms implicitly or explicitly require or permit net settlement.
2.	It can readily be settled net by a means outside the contract.
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The contingent considerations in the February 28, 2011 met the characteristics "a" and "b" of the derivatives. First, the contingent considerations had underlyings, notional amount, and payment provision. The contingent considerations are the issuance of common stock upon the occurrences of the predetermined events. Therefore, (1) they had the underlyings which are the stock prices on the dates when the two predetermined events occur; and (2) they had the notional amounts which are the shares of common stock to be issued when the two predetermined events occur. ; Second, the contingent considerations didn’t require any initial net investment.

However, the contingent consideration did not meet the definition “c” which is the net settlement. Net settlement requires receipt, or payment, or transfer of a net sum of inflow and outflow of cash or other assets, or the gain or loss derived or resulted from the inflow and outflow of some underlings that can be compared and additive to each other in quantity. In the case of LYHK transaction, however, the settlement did not take the form of “net” settlement.

The contingency of issuances of 11,063,968 and 20,546,711 shares of CYIG stock is fulfilled upon (i) the listing on the OTCBB or OTCQB and (ii) either the successful raising of $20 million or the listing of CYIG stock on NASDAQ or a major foreign exchange, respectively. The two events are the conditions for the issuances but not the offset flow of the issuances. Apparently, the contingent issuance of CYIG stock shares to the owner of LYHK is not un-comparable and non-additive with contingency conditions in quantity (the value of the contingent issuance of shares of CYIG is independent of the value of the $20 million funding); it is simply is not a “net” result.

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More specifically, following the criteria defined in the ASC 815-10-15-83 (c), contingent consideration couldn’t be settled net because (1) the contract didn’t take the form of net settlement, as mentioned above, either in the form of net share settlement as no share exchanges, or in the form of penalties for nonperformance as there is no penalty clause in the contract, or in the form of structured settlement as there is no gain or loss under the contingency conditions, or in the form of net settlement of a debt instrument through exercise of an embedded put option or call option as there is no debt and no embedded put option or call option included in the contract; (2) the contract couldn’t be settled net by a means outside the contract or by market mechanism, as (a) it is not a net settlement as mentioned above, and (b) as non-listing stock at the time of transaction, no market or outside contract mechanism available that can help the holder of the asset to liquidate the asset (Receipts of $20M alone without listing in NASDAQ can trigger the issuance of CYIG shares); (3) the contract couldn’t be net settled by delivery of asset readily convertible to cash, although the delivery of common stock shares were required, the shares of the common stock were not readily convertible to cash because there was no liquidity or viable market for CYIG’s stock prior to its quotation at OTCQB. Therefore, the contract didn’t provide delivery of an asset to LYHK that put it in a position not substantially different from the net settlement.

Therefore, the contingent consideration in this contract should not be considered a derivative, and therefore, does not require being fair valued through the income statement each period.

We concur that, however, if the acquisition was not a business and the contingent consideration is not a derivative, a liability for the contingent consideration described in the February 28, 2011 agreement should only be recorded when it is probable that the contingencies will be resolved and the associated liabilities will be paid.

The staff is correct that, because the first contingency in the February 28, 2011 agreement became probable on September 9, 2011 when CYIG’s stock became quoted on the OCTQB. The liability for the first contingency shouldn’t be recognized until September 9, 2011. The second contingency has not occurred and is not probable to date. Therefore, the second contingency shouldn’t be recognized until it occurs or becomes probable. There is also no guarantee that the second event will occur within the required one-year period.

3.	As stated above, we do not believe it is appropriate to account for your August 15, 2011 amendment prior to its execution. Please tell us how you propose to account for this amendment at its execution date and provide your supporting accounting analysis. Please ensure your analysis includes, but is not limited to, an explanation of the business purpose, the consideration LY Research conveyed and your accounting for such consideration for the following:

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•	The addition of the quotation of your shares on the OTCQB as a trigger for the first contingent share issuance of 11,063,968 shares which appears to have increased the probability of the first contingency being met; and

•	The increase of shares issuable under the second contingent share issuance from 4,425,508 shares to 20,546,711 shares and the addition of the quotation/listing of your shares on “a major stock exchange located outside of the United States” as a trigger for this second contingent share issuance, which increased your potential obligation and appears to have increased the probability of the second contingency being met.

Company’s Response:

(1)	On August 15, 2011, we restated and amended the Agreement dated February 28, 2011. The changes in the August 15 agreement included:

(i)	Further and clearly defined the nature of the acquisition as an acquisition of an asset – US Patent No. 6475531 B1.

(ii)	Corrected a calculation error in the number of shares for the second contingent consideration from the previous 4,425,508 shares to 20,546,711 shares.

(iii)	Added the quotation of our shares on the OTCQB as a trigger for the first contingent share issuance of 11,063,968 shares

(iv)	Added the quotation/listing of our shares on “a major stock exchange located outside of the United States” as a trigger for this second contingent share issuance

The  addition of the OTCQB as a trigger for the first contingent share issuance reflected the parties’ original intent that the Company’s stock be traded on a listing service superior to the OTC Pink Sheets and reflected the changing nature of the relative quotation services. This change served the interests of both parties and no additional consideration was paid. Particularly in the months afar the February 28 agreement was executed, hundreds of companies were migrated from the OTCBB to the OTCQB by their market makers and significant trading in stocks of companies that are current in the SEC reporting requirements but not listed on a national exchange moved to the OTCQB. Both quotation services are essentially available to all public companies that are current in their SEC reporting requirements and we considered the OTCQB to be the equivalent or preferable quotation service.

The increase of shares issuable under the second contingent share issuance from 4,425,508 shares to 20,546,711 shares was a correction of a calculation error in the February 28 agreement. Therefore, no additional consideration was paid. The Board of the Company originally approved the issuance of shares in terms of the percentage of shares to be outstanding after the issuance. The increase from 60% in the initial issuance to 72% required the issuance of a substantial number of additional shares, which were initially calculated incorrectly. Such issuance did not increase the Company’s potential obligation and did not increase the probability of the second contingency being met as the second contingency is fully depend on the occurrence of the $20 million financing or the listing on NASDAQ or a major foreign exchange.

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The addition of the quotation/listing of our shares on “a major stock exchange located outside of the United States” as a trigger for this second contingent share issuance did not increase the likelihood of the second contingency being met. The parties consider it more difficult to obtain a losing on a major foreign exchange, particularly in the PRC or Hong Kong, than on NASDAQ, particularly in light of NASDAQ’s proposed establishment of rtf a new exchange which would require a market price of $1 as its listing standard. The change reflected the initial intent of the parties to have a contingency for the second trigger to include the listing on a major exchange to facilitate liquidity and served both their interests. Therefore, no additional consideration was paid. Getting the listing on a major exchange (whether NASDAQ or overseas) was viewed as an acceptable alternative to raising the $20 million as such a listing without having first raised the $20 million could only follow an improvement in the Company’s results of operations and therefore could facilitate obtaining alternate financing, such as a bank loan or other credit facility. This loan or facility, possibly combined with a lesser amount of equity capital, would permit development of the patent obtained in February.

(2)	Based on the Amended Agreement dated August 15, 2011, we will continue to account for the acquisition as an asset. However, we propose the following accounting adjustments:

(i)	We will recognize the issuance of 11,063,968 shares of common stock on September 9, 2011, when LY Research Corp became entitled to them upon the occurrence of the quotation of the Company’s common stock on the OTCQB by subsequently recognizing an additional cost of the US Patent acquired on February 28, 2011 and recording common stock issuance using CYIG’s quoted stock price on September 9, 2011.

The amount of the additional cost of the US Patent and temporary equity to be recognized on September 9, 2011:

$ 2,765,992 = $11,063,968 X $0.25/per share

(ii)	We are going to restate the value of the patent at cost; record accumulated amortization based on the cost of the patent; and derecognize the contingent liability already recorded in our balance sheet as follows:

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◊ Restate the value of the US Patent at cost at September 30, 2011:

$32,748,764 = 44,255,087 (common stock shares) X $0.74/per share

◊ Restate the accumulated amortization at September 30, 2011:

$1,929,641 = $32,748,764 X (7 months / 119 months)

◊ Derecognize the contingent liability which was recognized since March 31, 2011:

$23,391,902 = (11,063,968 common stock shares + 20,546,711 common stock shares) X $0.74/per share

4.	Please reconcile for us the following apparent inconsistencies between your August 15, 2011 amendment and your February 28, 2011 agreement:
•	The August 15, 2011 amendment appears to incorrectly state that you acquired U.S. patent No. 6,475,531 B1 when the February 28, 2011 agreement indicates that you acquired LYHK.
•	The second whereas clause in your August 15, 2011 amendment indicates that U.S. patent No. 6,475,531 B1 was assigned to you on January 25, 2011 when the acquisition date under the original purchase agreement is February 28, 2011.

Company’s Response:

An assignment of the patent was executed in January 2011 but no consideration was paid at the time. In the February agreement, the parties had decided to transfer the patent through the transfer of all of the outstanding shares of LYHK, a company formed to hold the patent and which had no other assets liabilities, staff or operations. The restated and amended agreement in August reflected the parties’ revised intention to clarify that the transfer was of a single asset.

5.	We acknowledge your response to our previous comment five related to the October 21, 2011 amendment. With respect to the rescission provision of this agreement:
•	Please tell us the business purpose for agreeing to the rescission and the consideration received for doing so.

•	Please analyze for us whether the rescission provision of this amendment represents a liability under ASC 480-10-25-8. If liability treatment is appropriate, please analyze for us, with appropriate citation to authoritative literature, whether the offsetting debit to record this liability is an expense or a reduction in equity.

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(1)	The initial purpose of the transaction was to acquire the US patent to improve the Company’s product offerings structure for (a) a drug that would require Chinese and United States FDA approval and (b) heath products that do not require FDA approval for sale in China and in foreign markets. However the conversion from the patent to final medical product demands significant funding for the application to the Chinese and United Stated FDA and construction of a factory in compliance with the United States FDA’s GMP standard.. Even if the patent were used for the sale of PBMG, which would not require FDA approval, the construction of a factory would be required.

LY Research and the Company both recognized that without the $20 million in funding or listing of the common stock on a majorly stock exchange,, the business involving the patent could not be developed and it was in both parties’ best interests to rescind the transaction. LY Research would be free to develop the patent without the Company and the Company would not have issued a substantial percentage of its equity to a party for a patent it could not commercialize or develop. Therefore, we and LY Research both agreed that if the Company cannot obtain the $20 million in financing or the listing on a major stock exchange (whether in the United States on NASDAQ or a foreign exchange) , the Company would return the patent to LY Research and LY Research would return the shares to CYIG. No additional consideration was paid as any rescission in the event that the contingencies were not met would benefit both parties.

(2)	Per ASC 480-10-25-8, “An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.  It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b.  It requires or may require the issuer to settle the obligation by transferring assets. ”

We  believe that the arrangement determined by the October 21, 2011 amendment is not within the scope of ASC 480-10-8. ASC 480-10-25-8 requires classifying financial instruments with the above two characteristics as a liability at the inception of such arrangement. However, the financial instrument under ASC 480-10-25-8 does not include outstanding shares. In our case, at inception of the arrangement (October 21, 2011), only the outstanding shares issued on February 28, 2011 and September 9, 2011 will obligate us to transfer an asset (the US Patent) for settlement if neither the $20 million financing nor the listing of the CYIG stock on NASDAQ or a major foreign stock exchange occurs. Because ASC 480-10-25-8 excludes outstanding shares from financial instruments, these outstanding shares are not within the scope of ASC 480-10-25-8 and do not represent liability under ASC 480-10-25-8.

6.	Please provide us proposed revised disclosure to be included in the Business section and/or MD&A of future periodic reports that indicates your anticipated use of U.S. patent No. 6,475,531 B1 consistent with your response to previous comment two. In your disclosure, please clarify whether you are currently selling healthcare product utilizing this patent in China or in the U.S. In addition, if you have not begun selling healthcare product utilizing this patent, please separately tell us when you expect to do so and when you expect these sales could have a material impact on your financial position or results of operations.

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Company’s response:

The following paragraph will be added to the Business section under Research and Development – Our Products.

“The Influenza Patent has not been used for the production of health care products and is not related to our current line of health care products (mainly the gingko products). We will use the Influenza Patent to apply for the IND (Investigational New Drug) of PBLG. After the clinical research and trials (Step 1, 2, 3) and qualification by the Chinese FDA, we intend to make application for a new medicine to the Chinese FDA. Concurrently with such development, we intend to manufacture and market a health care product based on the patent that will not require FDA approval. We estimate that the commercialization of the patent to offer drugs that require FDA approval will not occur for three to four years and will require additional capital. The commercialization of the patent to offer health care products that do not require FDA approval will take one to two years. Upon commercialization, such products will have a material impact on our financial position or results of operations. In each case, we anticipate that we will need to construct manufacturing facilities. The commercialization of the patent will also require us to obtain additional financing, of which there can be no assurance.”

The third paragraph of the Liquidity section will be revised as follows:

“In order to fully implement our business plan, however, we will require capital contributions in excess of our current asset value and the surplus capital which we believe will be generated from operations . Bringing our manufacturing facility to an operating level that should make the manufacturing operation profitable to produce our current products is estimated to require an additional $10 million. In order to develop the Influenza Patent and offer a drug that would require Chinese FDA approval and a health care product that would not require such approval, we will require an additional $20 million. To fully implement our business plan, including development of a facility to utilize our proprietary method of extracting flavones from ginkgo by using enzyme technology, we will need a total of $40 million. Therefore, we expect to access the capital markets in both the United States and China and/or seek bank financing to obtain the funds. At present, we have no commitment or understanding from any source for additional debt or equity capital and there can be no assurance that the funds will be available on acceptable terms.”

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Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly, /s/ Steven Schuster Steven Schuster

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